                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                     AVIRON
                                     ------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                  053762-10-0
                                  -----------
                                 (CUSIP Number)

                                DR. ANDERS HOVE
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                            Daniel L. Goelzer, Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006

                                 MARCH 27, 1997
                                 --------------
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 053762-10-0
---------------------

-------------------------------------------------------------------------------------------------------------------------
(1)      Name of Reporting Person

         Biotech Target S.A.

         S.S. or I.R.S. Identification No. of Above Person

         Not applicable: Foreign Corporation
-------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member                                                            (a) [ ]
         of a Group*                                                                                      (b) [x]
-------------------------------------------------------------------------------------------------------------------------

(3)      SEC Use Only

-------------------------------------------------------------------------------------------------------------------------
(4)      Source of Funds*

          AF
-------------------------------------------------------------------------------------------------------------------------
(5)      Check box if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)              [ ]

-------------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Panama
-------------------------------------------------------------------------------------------------------------------------
Number of Shares                           (7)     Sole Voting Power
Beneficially Owned                                 0 by Biotech Target S.A.
by Each Reporting                          ------------------------------------------------------------------------------
Person With                                (8)     Shared Voting Power
                                                   2,588,286 by Biotech Target
                                                   S.A.(See Item 5)
                                           ------------------------------------------------------------------------------
                                           (9)     Sole Dispositive Power
                                                   0 by Biotech Target S.A.
                                           ------------------------------------------------------------------------------
                                           (10)    Shared Dispositive Power
                                                   2,588,286 by Biotech Target
                                                   S.A.(See Item 5)

-------------------------------------------------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         2,588,286 shares of common stock, par value of $.001 per share
         (See Item 5)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares*                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         16.12%
-------------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person*

         CO

CUSIP No. 053762-10-0
---------------------

-------------------------------------------------------------------------------------------------------------------------
(1)      Name of Reporting Person

         BB Biotech AG

         S.S. or I.R.S. Identification No. of Above Person

         Not applicable: Foreign Corporation

-------------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member                                                            (a) [ ]
         of a Group*                                                                                      (b) [x]
-------------------------------------------------------------------------------------------------------------------------

(3)      SEC Use Only

-------------------------------------------------------------------------------------------------------------------------
(4)      Source of Funds

         WC
-------------------------------------------------------------------------------------------------------------------------
(5)      Check Box is Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)              [ ]

-------------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Switzerland
-------------------------------------------------------------------------------------------------------------------------
Number of Shares                           (7)     Sole Voting Power
Beneficially Owned                                 0 by BB Biotech AG
by Each Reporting                          ------------------------------------------------------------------------------
Person With                                (8)     Shared Voting Power
                                                   2,588,286 by BB Biotech AG
                                                   (See Item 5)
                                           ------------------------------------------------------------------------------
                                           (9)     Sole Dispositive Power
                                                   0 by BB Biotech AG
                                           ------------------------------------------------------------------------------
                                           (10)    Shared Dispositive Power
                                                   2,588,286 by BB Biotech AG
                                                   (See Item 5)

-------------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         2,588,286 shares of common stock, par value of $.001 per share
         (See Item 5)
-------------------------------------------------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11)

         Excludes Certain Shares*                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         16.12%
-------------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person*

         HC, CO
-------------------------------------------------------------------------------------------------------------------------

                                EXPLANATORY NOTE

         On February 21, 1997, BB Biotech AG ("BB Biotech"), a Swiss corporation, and Biotech Target S.A., a Panamanian corporation ("Biotech Target") filed a Schedule 13G with the Securities and Exchange Commission to disclose Biotech Target's beneficial ownership of 5.24 percent of the outstanding shares of common stock, $.001 par value per share (the "Common Stock") of Aviron, a Delaware corporation ("Aviron"). This disclosure statement on Schedule 13D relates to the acquisition of an additional 1,714,286 shares of Aviron's Common Stock pursuant to that certain Common Stock Purchase Agreement dated March 27, 1997 by and between Aviron and Biotech Target (the "Agreement"). This disclosure statement also relates to the acquisition, through a series of open market purchases, of an additional 293,000 shares of Aviron's Common Stock and the sale of 90,000 shares of Aviron's Common Stock.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of Aviron. Aviron's principal executive offices are located at 297 North Bernardo Avenue, Mountain View, California 94043.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by BB Biotech AG ("BB Biotech") and Biotech Target, S.A. ("Biotech Target"). Biotech Target is a wholly-owned subsidiary of BB Biotech.

         BB Biotech is a holding company incorporated in Switzerland. BB Biotech's business address is Grafenauweg 4 CH/Switzerland. BB Biotech invests in companies involved in the development, production, and distribution of pharmaceuticals and other products based on biotechnology. BB Biotech is publicly traded on the Zurich Stock Exchange.

          Biotech Target is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Target's business address is
Swiss Bank Tower, Panama 1, Republic of Panama.   The principal business of
Biotech Target is to invest in companies in the biotechnology sector.

         The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech and Biotech Target are set forth on Appendix A hereto, which is incorporated herein by reference.

         During the last five (5) years, neither BB Biotech nor Biotech Target, nor to the best of their knowledge, any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Biotech Target purchased 1,714,286 shares of Common Stock in a privately negotiated transaction pursuant to the Agreement for an aggregate consideration of $15,000,002.50. Biotech Target purchased an additional 293,000 shares of Common Stock in a series of open market transactions for an aggregate consideration of $7,077,700. Biotech Target sold 90,000 shares of Common Stock in a series of open market transactions for an aggregate consideration of $2,195,100. Biotech Target used capital to purchase the shares of Aviron Common Stock, which, in turn, was working capital supplied by BB Biotech. BB Biotech is publicly traded on the Zurich Stock Exchange, and its shareholders are both private and institutional investors.


ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Common Stock are being held for investment purposes only. However, Biotech Target may, from time to time, either increase or decrease its holdings of the Common Stock, subject to applicable laws and limitations contained in the Agreement. Any such decision will depend, however, on numerous factors, including, without limitation, the market price of shares of the Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of Aviron, other business and investment alternatives of Biotech Target and general economic and market conditions.

         It is Biotech Target's general policy not to interfere with the management of companies in which it holds portfolio investments. Neither Biotech Target nor BB Biotech have an intention to influence or direct Aviron's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as set forth above, neither Biotech Target nor BB Biotech, nor to the best knowledge of such persons, any executive officer or director of either BB Biotech or Biotech

Target, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Aviron or the disposition of securities of Aviron; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Aviron; (c) a sale or transfer or a material amount of assets of Aviron; (d) any change in the present board of directors or management of Aviron, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Aviron; (f) any other material change in Aviron's business or corporate structure; (g) changes in Aviron's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Aviron by any person; (h) causing a class of securities of Aviron to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) a class of equity securities of Aviron to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 ("Exchange Act"); or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) BB Biotech may be deemed to be the indirect beneficial owner of the 2,588,286 shares of Common Stock held directly by Biotech Target as of December 8, 1997, which represents approximately 16.12% of Aviron's outstanding shares of Common Stock. No shares of Aviron Common Stock are directly owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of Aviron Common Stock.

         (b) The number of shares of Aviron Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Target, may be deemed to beneficially own the shares of Aviron Common Stock within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with Biotech Target the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 2,588,286 shares of Aviron Common Stock held by Biotech Target.


         (c) On March 27, 1997, Biotech Target purchased 1,714,286 shares of Common Stock in a privately negotiated transaction pursuant to the Agreement for an aggregate consideration of $15,000,002.50. On March 27, 1997, Biotech Target held approximately 17.5% of the outstanding shares of common stock.

         Biotech Target completed the following open market transactions with respect to Aviron's Common Stock:

    ---------------------------------------------------------------------------------------------------
      ACTION            DATE          NUMBER OF             TOTAL           PRICE           PERCENT OF
                                       SHARES              HOLDING           PER            OUTSTANDING
                                                                            SHARE               HELD
    ---------------------------------------------------------------------------------------------------
    ---------------------------------------------------------------------------------------------------
    ---------------------------------------------------------------------------------------------------
     Bought          3/27/97           1,714,286          2,385,286          $8.75             17.5%
    ---------------------------------------------------------------------------------------------------
     Bought          7/15/97            20,000            2,405,286         $23.59             18.2%
    ---------------------------------------------------------------------------------------------------
      Sold           7/17/97            90,000            2,315,286         $24.39             17.5%
    ---------------------------------------------------------------------------------------------------
     Bought          10/8/97            10,000            2,325,286         $24.63             17.5%
    ---------------------------------------------------------------------------------------------------
     Bought          10/8/97            20,000            2,345,286         $24.38             17.7%
    ---------------------------------------------------------------------------------------------------
     Bought          10/17/97           25,000            2,370,286         $25.75             17.9%
    ---------------------------------------------------------------------------------------------------
     Bought          10/28/97           15,000            2,385,286         $23.29             18.0%
    ---------------------------------------------------------------------------------------------------
     Bought          12/9/97            12,500            2,397,786         $23.13             14.9%
    ---------------------------------------------------------------------------------------------------
     Bought          12/11/97           30,000            2,427,786         $22.89             15.1%
    ---------------------------------------------------------------------------------------------------
     Bought          12/12/97           12,500            2,440,286         $23.33             15.2%
    ---------------------------------------------------------------------------------------------------
     Bought          12/15/97           50,000            2,490,286         $23.18             15.5%
    ---------------------------------------------------------------------------------------------------
     Bought          12/16/97           10,000            2,500,286         $23.25             15.6%
    ---------------------------------------------------------------------------------------------------
     Bought          12/19/97           65,000            2,565,286         $25.13             16.0%
    ---------------------------------------------------------------------------------------------------
     Bought          12/22/97            5,000            2,570,286         $25.50             16.0%
    ---------------------------------------------------------------------------------------------------
     Bought          12/23/97           18,000            2,588,286         $25.50             16.1%
    ---------------------------------------------------------------------------------------------------


         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Agreement, Aviron and Biotech Target have agreed to the following provisions as they relate to the shares of Aviron Common Stock:

         (a)     Registration Rights.      Aviron has provided Biotech Target
with certain registration rights with respect to the resale of shares of Common Stock held by Biotech Target. Among other things, Aviron has agreed to prepare and file a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, to register the resale of the shares by Biotech Target on November 5, 1997 or as soon as thereafter as is practicable and to use its best efforts to cause such registration statement to be declared effective as soon as practicable.

         (b) Restriction of Short Sales. Biotech Target has agreed not to engage in any short sales of Aviron's Common Stock prior to the effectiveness of a registration statement, except to the extent that any such short sale is covered by shares of Common Stock acquired other than pursuant to the Agreement.

         (c) Reference to the Agreement. The response to this Item 6 is qualified in its entirety by reference to the Agreement, the full text of which is filed as Exhibit 4 hereto and incorporated herein by reference.

         Except for the Agreement, neither BB Biotech nor Biotech Target nor, to the best of their knowledge, any of the executive officers or directors of either BB Biotech or Biotech Target, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of Aviron (including the shares of Common Stock), finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Translation of minutes of the October 18, 1995, Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Andreas Bremer).*

Exhibit 2: Translation of minutes of the January 3, 1997 Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Anders Hove).*

Exhibit 3: Translation of evidence of a power of attorney in favor of Victor Bischoff and Hans-Joerg Graf on behalf of BB Biotech.**

Exhibit 4: Agreement by and between BB Biotech and Biotech Target with respect to the filing of this disclosure statement.

Exhibit 5:       Common Stock Purchase Agreement dated March 27, 1997



----------------

* See Powers of Attorney, attached as Exhibits 1 and 2 to the Schedule 13D related to Alexion Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on September 18, 1997, which Exhibit is incorporated by reference herein.

** See Power of Attorney, attached as an Exhibit 99.E to the Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which Exhibit is incorporated by reference herein.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             BB BIOTECH AG

Date: December 24, 1997                By:   /s/ Hans-Joerg Graf
                                          --------------------------
                                       Name: Hans-Joerg Graf
                                            ------------------------

Date: December 24, 1997                By:   /s/ Dr. Victor Bischoff
                                          --------------------------
                                       Name: Dr. Victor Bischoff
                                            ------------------------


                                             BIOTECH TARGET S.A.

Date: December 24, 1997                By:   /s/ Dr. Andreas Bremer
                                          --------------------------
                                       Name: Dr. Andreas Bremer
                                            ------------------------


Date: December 24, 1997                By:   /s/ Dr. Anders Hove
                                          --------------------------
                                       Name: Dr. Anders Hove
                                            ------------------------

                              APPENDIX A TO ITEM 2

                                                                             PRESENT
NAME AND POSITION                 RESIDENCE OR                               PRINCIPAL
WITH COMPANY                      BUSINESS ADDRESS                           OCCUPATION
------------                      ----------------                           ----------
BB BIOTECH

Dr. Ernst Thomke                  Vordergasse 3,                             Chairman
(Swiss citizen)                   8200 Schaffhausen,                         and Director
                                  CH/Switzerland

Dr. Victor Bischoff               Vordergasse 3,                             Vice-
(Swiss citizen)                   8200 Schaffhausen,                         Chairman
                                  CH/Switzerland                             and Director

Dr. David Baltimore               Massachusetts Institute                    Professor
(U.S. citizen)                    of Technology                              and Director
                                  Building 68, Room 380
                                  77 Massachusetts Avenue
                                  Cambridge, MA  02139

BIOTECH TARGET

Dr. Andreas Bremer                Grafenauweg 4,                             signatory
(German citizen)                  6301 Zug                                   authority
                                  CH/Switzerland

Dr. Anders Hove                   Grafenauweg 4,                             signatory
(Danish citizen)                  6301 Zug                                   authority
                                  CH/Switzerland

Hans-Joerg Graf                   Grafenauweg 4,                             signatory
(Swiss citizen)                   6301 Zug                                   authority
                                  CH/Switzerland

Pablo Javier Espino               Swiss Bank Tower,                          President
(Panamanian citizen)              Panama 1,                                  and Director
                                  Republic of Panama

Adelina M. de Estribi             Swiss Bank Tower,                          Director
(Panamanian citizen)              Panama 1,
                                  Republic of Panama





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